Exhibit 99.1

Cutrale-Safra Questions the Credibility and Judgment of the Chiquita Board

NEW YORK, August 27, 2014 – Cutrale-Safra today stated the Fyffes and Chiquita press releases of this morning defy credibility in trying to further promote the proposed Fyffes combination as being in the best interests of Chiquita shareholders and are highly misleading in the assertion that the proposed Fyffes combination is less risky than the unquestionably superior Cutrale-Safra proposal.

The Chiquita-Fyffes announcement that they suddenly have discovered an additional $20 million of alleged synergies for their proposed business combination, just weeks before the Chiquita shareholder vote, not only smacks of desperation but, more importantly, we believe underscores the irresponsibility and lack of judgment of the Chiquita board in promoting this transaction. Chiquita’s board has made value-destroying decisions in the past and it is making another one now.

There is absolutely no risk to Chiquita shareholders in the Chiquita board engaging in discussions with Cutrale-Safra about its unquestionably superior proposal. The Cutrale-Safra proposal is cash-certain, will not have a financing condition and represents a compelling premium and a record-high multiple. Unlike the proposed Fyffes combination, the Cutrale-Safra proposal has no synergy risk, no integration risk and no Euro risk.  If negotiations between the Chiquita board and Cutrale-Safra are for any reason unsuccessful, Chiquita shareholders will be free to pursue their merger with Fyffes.  Although, if it is risk they are looking to avoid, we would question the prudence of doing a merger with Fyffes. Fyffes is an always vulnerable middleman with no material merger or integration experience and a heavy concentration in Europe at precisely the wrong time.

Media Contact:

Stef Goodsell/Madisen Obiedo

Kekst and Company

(212) 521-4878/4866

Stef-Goodsell@kekst.com/Madisen-Obiedo@kekst.com

Investor Contact:

Scott Winter / Arthur Crozier

Innisfree M&A Incorporated

(212) 750-5833

Cavendish Global Limited and Cavendish Acquisition Corporation, which are jointly owned by an affiliate of the Cutrale Group, Burlingtown UK LTD ("Burlingtown"), and an affiliate of the Safra Group, Erichton Investments Ltd. ("Erichton" and, together with Burlingtown and Cavendish, "Cutrale-Safra"), their respective directors, executive officers and certain employees, and Burlingtown and Erichton, may be deemed, under rules of the Securities and Exchange Commission ("SEC"), to be participants in the solicitation of proxies from Chiquita shareholders in connection with Chiquita’s Special Meeting of Shareholders. Information about the interests in Chiquita of Cutrale-Safra and their respective directors, executive officers and employees are set forth in a definitive proxy statement that was filed with the SEC on August 15, 2014, as it may be amended from time to time (the "Cutrale-Safra Proxy").

Investors are urged to read the Cutrale-Safra Proxy which is available now, and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Cutrale-Safra Proxy, and any other documents filed by Cutrale-Safra with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Cutrale-Safra Proxy and such other documents may also be obtained free of charge by contacting Innisfree at: (212) 750-5833 or 501 Madison Avenue, 20th Floor, New York, New York 10022.

About Cutrale Group

The Cutrale Group is one of the most highly regarded agribusiness and juice companies in the world. It is one of the world’s leading orange juice processors for frozen concentrated orange juice and not-from-concentrate fresh juices, accounting for over one-third of the $5 billion orange juice market. The Cutrale Group’s global business operations include oranges, apples, peaches, lemons and soybeans. Cutrale Group operations have a vast network and knowhow of farms, processing, technology, sourcing, distribution, logistics, and marketing of juices and fruits.

About Safra Group

The Safra Group is an international group of companies and assets controlled by Joseph Safra. The Safra Group, with assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion, operates banks and invests in other businesses across North and South America, Europe, the Middle East and Asia. Throughout these markets, Safra has deep, long-term relationships with major market participants, enabling it to greatly enhance the value of the competitive position of the businesses in which it invests.